SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 AMENDMENT NO. 2
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a) (1)

                             PEREGRINE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71366Q200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard F. Conway
                                680 Fifth Avenue
                                   Suite 1202
                            New York, New York 10019

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71366Q200
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LC Capital Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     656,888

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     656,888

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,888

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON*

     CO
CUSIP No. 71366Q200
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lampe, Conway & Co., LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     656,888

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     656,888

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,888

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON*

     CO
CUSIP No. 71366Q200
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven G. Lampe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     656,888

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     656,888

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,888

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 71366Q200
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard F. Conway

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     656,888

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     656,888

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     656,888

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 71366Q200
           ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     The name of the issuer is Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 3611 Valley Centre Drive, San Diego, California 92130. This amendment to schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the "Shares).

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f) This Amendment to schedule 13D is being filed by LC Capital Master Fund, Ltd., Lampe, Conway & Co., LLC, the investment manager of LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd., Steven G. Lampe, a managing member of Lampe, Conway & Co., LLC and Richard F. Conway, a managing member of Lampe, Conway & Co., LLC. Each of which may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

LC Capital Master Fund, Ltd. is a Cayman Islands exempted company, Lampe, Conway & Co., LLC is a Delaware limited liability company, Steven G. Lampe is a United States citizen and Richard F. Conway is a United States citizen. The principal business address LC Capital Master Fund, Ltd. is c/o Trident Fund Services (B.V.I.) Limited, P.O. Box 146, Waterfront Drive, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business address for each of Lampe, Conway & Co., LLC, Steven G. Lampe and Richard F. Conway is 680 Fifth Avenue, Suite 1202, New York, New York 10019. The Shares reported herein are held in the name of the LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd., a Cayman exempted company.

     (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 656,888 Shares, Lampe, Conway & Co., LLC may be deemed to beneficially own 656,888 Shares, Steven G. Lampe may be deemed to beneficially own 656,888 Shares and Richard F. Conway may be deemed to beneficially own 656,888 Shares.

The Shares are held in accounts beneficially owned by the reporting persons. Prior to the Effective Date of the Fourth Amended Plan of Reorganization of the Issuer, as amended (the "Plan"), LC Capital Master Fund, Ltd. held approximately $1.3 million of 5 1/2% Convertible Subordinated Notes due 2007 (the "Notes") of the Issuer, which were automatically converted into shares of the Issuer's Common Stock in accordance with the terms of the Plan on the Effective Date of the Plan, August 7, 2003. Subsequently, LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd. have purchased additional Shares. The purchase price for the Shares was approximately $25.1 million. The funds used for the acquisition of the Shares came from the working capital of LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4. Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 656,888 Shares, constituting 4.2% of the Shares of the Issuer, based upon the 15,570,503 Shares outstanding as of September 30, 2005, according to the Issuer's most recently filed Form 10-Q.

     LC Capital Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 656,888 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 656,888 Shares.

LC Capital Master Fund, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Lampe, Conway & Co., LLC may be deemed to beneficially own 656,888 Shares, constituting 4.2% of the Shares of the Issuer, based upon the 15,570,503 Shares outstanding as of September 30, 2005, according to the Issuer's most recently filed Form 10-Q.

     Lampe, Conway & Co., LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 656,888 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 656,888 Shares.

Lampe, Conway & Co., LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Steven G. Lampe may be deemed to beneficially own 656,888 Shares, constituting 4.2% of the Shares of the Issuer, based upon the 15,570,503 Shares outstanding as of September 30, 2005, according to the Issuer's most recently filed Form 10-Q.

     Steven G. Lampe has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 656,888 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 656,888 Shares.

Steven G. Lampe specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Richard F. Conway may be deemed to beneficially own 656,888 Shares, constituting 4.2% of the Shares of the Issuer, based upon the 15,570,503 Shares outstanding as of September 30, 2005, according to the Issuer's most recently filed Form 10-Q.

     Richard F. Conway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 656,888 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 656,888 Shares.

Richard F. Conway specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A and were all effected in broker transactions.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

________________________________________________________________________________


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  LC Capital Master Fund, Ltd.*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  December 8, 2005

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:  December 8, 2005

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:  December 8, 2005


                                                  /s/ Richard F. Conway*
                                                  ---------------------
                                                      Name: Richard F. Conway
                                                      Date:  December 8, 2005

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment to schedule 13D dated December 8, 2005 relating to the Common Stock, par value $0.0001 of Peregrine Systems, Inc. shall be filed on behalf of the undersigned.



                                                  LC Capital Master Fund, Ltd. *

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  December 8, 2005

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:  December 8, 2005

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:  December 8, 2005


                                                  /s/ Richard F. Conway*
                                                  ---------------------
                                                      Name: Richard F. Conway
                                                      Date:  December 8, 2005



*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                Exhibit B


                           Transactions in the Shares
                           --------------------------

TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD.

            Date of              Number of Shares
          Transaction            Purchase/(Sold)             Price of Shares
          -----------            ---------------             ---------------
            8/9/05                  (1,350)                     19.64
            8/11/05                 (200)                       19.50
            8/15/05                 (3,500)                     19.00
            8/16/05                 (2,500)                     18.85
            11/10/05                (330,000)                   25.25
            11/18/05                (16,500)                    25.80
            11/22/05                (300,000)                   25.75

 TRANSACTIONS BY INSTITUTIONAL BENCHMARKS MASTER FUND, LTD.

            Date of              Number of Shares
          Transaction            Purchase/(Sold)             Price of Shares
          -----------            ---------------             ---------------
            9/13/05                 (65,100)                    19.13




02979.0001 #624898